[redacted]

15045285

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 29 2015
REGISTRATIONS BRANCH
17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
JAN 29 2015
Washington DC
408

SEC FILE NUMBER
8-15074

8-15074

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/13 (MM/DD/YY) AND ENDING 11/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Jefferies LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peregrine C. Broadbent 212-284-2338
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act

2/3/15

AFFIRMATION

I, Peregrine C. Broadbent, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Jefferies LLC and subsidiaries as of and for the year ended November 30, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] January 28, 2015
Signature Date

Executive Vice President and Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 28th day of January 2015

[signature]
Notary Public

MATTHEW FLUDGATE
Notary Public, State of New York
No. 01FL5061197
Qualified in New York County
Commission Expires November 1, 2018

JEFFERIES LLC AND SUBSIDIARIES

(SEC I.D. No. 8-15074)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2014
AND
INDEPENDENT AUDITORS' REPORT

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Jefferies LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Jefferies LLC and its subsidiaries (the "Company") at November 30, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 28, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

JEFFERIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2014
(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	1,919,276
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		2,865,279
Financial instruments owned, at fair value, including securities pledged of $10,748,599		12,159,531
Investments in managed funds		4,288
Securities borrowed		6,733,759
Securities purchased under agreements to resell		4,016,334
Receivables:		
Brokers, dealers, and clearing organizations		312,600
Customers		1,045,226
Fees, interest, and other		186,608
Due from affiliates		32,845
Premises and equipment, net		212,295
Goodwill		1,361,266
Other assets		408,646
Total assets	$	31,257,953
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Short-term borrowings	$	12,000
Financial instruments sold, not yet purchased, at fair value		6,961,674
Securities loaned		2,540,283
Securities sold under agreements to repurchase		8,347,487
Other secured financings (including $85,000 from VIEs)		85,000
Payables:		
Brokers and dealers		1,571,432
Customers		5,154,152
Due to Parent and affiliates		233,813
Accrued expenses and other liabilities (including $40 from VIEs)		724,116
		25,629,957
Subordinated liabilities		2,150,000
Member's equity		3,477,996
Total liabilities and member's equity	$	31,257,953

See notes to Consolidated Financial Statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business —Jefferies LLC ("the Company") is a wholly owned subsidiary of Jefferies Group LLC (the "Parent") which in turn is a wholly owned subsidiary of Leucadia National Corporation ("Leucadia" or the "Ultimate Parent"), which is a diversified holding company incorporated in the state of New York and engaged in a variety of businesses through its consolidated subsidiaries. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"), is registered as a Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Chicago Mercantile Exchange is the Company's designated self-regulatory organization with respect to the Company's futures activity. Additionally, the Company is a clearing member of all principal commodities exchanges in the United States. The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Jefferies Insurance Holdings LLC, and all other entities in which it has a controlling financial interest.

The Company operates and is managed as a single business segment, that of an institutional securities broker-dealer and FCM, which provides several types of financial services, including sales, trading, financing and market making activities in equity, high yield, corporate bond, mortgage- and asset-backed, municipal, government and agency, convertible, and international securities and executes and/or clears customer, including affiliates, and principal transactions in exchange-traded futures and option contracts. The Company provides investment banking services comprising securities underwriting and distribution and financial advisory services, including advice on mergers and acquisitions, recapitalizations and restructurings, as well as fundamental research and prime brokerage services.

Merger with Jefferies Bache, LLC — On September 1, 2014, Jefferies Bache, LLC ("Jefferies Bache") merged with and into the Company, with the Company as the surviving entity. Jefferies Bache was registered as an FCM with the CFTC and engaged in futures clearing and execution services.

The merger is considered a transfer between entities under common control and constitutes a change in the reporting entity of the Company. Accordingly, the financial statements of the Company are combined retrospectively as if the merger of Jefferies Bache with and into the Company had occurred as of the inception of the Company. The merger is considered additional capital from the Parent amounting to $150.7 million and the balance of Member's paid-in capital at November 30, 2013 has been adjusted retrospectively.

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). These principles require management to make estimates and assumptions that may affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill, legal reserves and the realizability of deferred tax assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — The Company's policy is to consolidate all entities in which it controls by ownership a majority of the outstanding voting stock. In addition, the Company consolidates entities which meet the definition of a variable interest entity for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, it applies the equity method of accounting or fair value accounting pursuant to the fair value option election. See Note 8, Variable Interest Entities for further discussion on variable interest entities.

All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2014 through the date this Consolidated Statement of Financial Condition was available to be issued, and determined there were no events or transactions during such period requiring recognition or disclosure in the Consolidated Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents include highly liquid investments, including certificates of deposit and money market funds not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations — In accordance with Rule 15c3-3 of the Act, the Company as a broker dealer is obligated to segregate cash or qualified securities for the exclusive benefit of its clients. As an FCM, the Company is obligated by rules mandated by the CFTC under the Commodities Exchange Act, to segregate or set aside cash or qualified securities to satisfy such regulators, which regulations have been promulgated to protect customer assets. In addition certain exchange and/or clearing organizations require cash and/or securities to be deposited by the Company to conduct day to day activities. In addition, cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption.

Foreign Currency Translation — Assets and liabilities of its foreign subsidiary having a non-U.S. dollar functional currency are translated at exchange rates at the end of the year.

Financial Instruments and Fair Value — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent the Company's trading activities and include both cash and derivative products. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets the Company's best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, the features of the financial instrument, such as its complexity or the

market in which the financial instrument is traded and risk uncertainties about market conditions, require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Valuation Process for Financial Instruments. The Independent Price Verification ("IPV") Group, which is part of Finance, in partnership with Market Risk Management, is responsible for establishing the Company's valuation policies and procedures. The IPV Group and Risk Management, which are independent of the Company's business functions, play an important role and serve as a control function in determining that the Company's financial instruments are appropriately valued and that fair value measurements are reliable. This is particularly important where prices or valuations that require inputs are less observable. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable. The IPV Group reports to the Global Controller of the Parent and is subject to the oversight of the IPV Committee, which is comprised of the Parent's Chief Financial Officer, Global Controller, Chief Risk Officer, and Principal Accounting Officer, among other personnel. The Company's IPV policies and procedures are reviewed, at a minimum annually, and changes to the policies require the approval of the IPV Committee.

Price Testing Process. The business units are responsible for determining the fair value of the Company's financial instruments using approved valuation models and methodologies. In order to ensure that the business unit valuations represent a fair value exit price, the IPV Group tests and validates the fair value of the financial instrument inventory. In the testing process, the IPV Group obtains prices and valuation inputs from sources independent of the Company, consistently adheres to established procedures set forth in the Company's valuation policies for sourcing prices and valuation inputs and utilizing valuation methodologies. Sources used to validate fair value prices and inputs include, but are not limited to, exchange data, recently executed transactions, pricing data obtained from third party vendors, pricing and valuation services, broker quotes and observed comparable transactions.

To the extent discrepancies between the business unit valuations and the pricing or valuations resulting from the price testing process are identified, such discrepancies are investigated by the IPV Group and fair values are adjusted, as appropriate. The IPV Group maintains documentation of its testing, results, rationale and recommendations and prepares a monthly summary of its valuation

results. This process also forms the basis for the Company's classification of fair values within the fair value hierarchy (i.e., Level 1, Level 2 or Level 3). The IPV Group utilizes the additional expertise of Market Risk Management personnel in valuing more complex financial instruments and financial instruments with less or limited pricing observability. The results of the valuation testing are reported to the IPV Committee on a monthly basis, which discusses the results and is charged with the final conclusions as to the fair values of financial instruments in the Consolidated Statement of Financial Condition.

Judgment exercised in determining Level 3 fair value measurements is supplemented by daily analysis of profit and loss performed by the Product Control functions. Gains and losses, which result from changes in fair value, are evaluated and corroborated daily based on an understanding of each of the trading desks' overall risk positions and developments in a particular market on the given day. Valuation techniques generally rely on recent transactions of suitably comparable financial instruments and use the observable inputs from those comparable transactions as a validation basis for Level 3 inputs. Level 3 fair value measurements are further validated through subsequent sales testing and market comparable sales, if such information is available. Level 3 fair value measurements require documentation of the valuation rationale applied, which is reviewed for consistency in application from period to period; and the documentation includes benchmarking the assumptions underlying the valuation rationale against relevant analytic data.

Third Party Pricing Information. Pricing information obtained from external data providers (including independent pricing services and brokers) may incorporate a range of market quotes from dealers, recent market transactions and benchmarking model derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness by the IPV Group using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period. The Company has a process whereby we challenge the appropriateness of pricing information obtained from external data providers is challenged (including independent pricing services and brokers) in order to validate the data for consistency with the definition of a fair value exit price. The process includes understanding and evaluating the external data providers' valuation methodologies. For corporate, U.S. government and agency, and municipal debt securities, and loans, to the extent independent pricing services or broker quotes are utilized in the valuation process, the vendor service providers are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the independent pricing service is thus not based on unobservable inputs or proprietary models. For mortgage- and other asset-backed securities and collateralized debt obligations, the independent pricing service uses a matrix evaluation approach incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. Further, pricing data from multiple service providers is considered as available as well as pricing data is compared to prices observed for recent transactions, if any, in order to corroborate the valuation inputs.

Model Review Process. Where a pricing model is to be used to determine fair value, the pricing model is reviewed for theoretical soundness and appropriateness by Risk Management, independent from the trading desks, and then approved by Risk Management to be used in the valuation process. Review and approval of a model for use includes benchmarking the model against relevant third party valuations, testing sample trades in the model, backtesting the results of the model against actual trades and stress-testing the sensitivity of the pricing model using varying inputs and assumptions. In addition, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the model. Models are independently reviewed and validated by Risk Management annually or more frequently if market conditions or use of the valuation model changes.

Investments in Managed Funds — Investments in managed funds include investments in funds managed by affiliated entities. Investments in managed funds are accounted for at fair value.

Receivable from and Payable to Customers — Receivable from and payable to customers includes amounts receivable and payable on customers' security, commodity and margin transactions and gains and losses on open commodity futures transactions. Securities owned by customers and held as collateral for these receivables and as margin for trading are not reflected on the Consolidated Statement of Financial Condition.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations — Receivables from brokers dealers and clearing organizations include deposits of cash and/or securities with exchange clearing organizations to meet margin requirements, amounts due to or from clearing organizations for daily variation settlements, securities failed-to-deliver or receive, receivables and payables for fees and commissions and net receivables or payables arising from unsettled security transactions.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and loans securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and loaned matched book business in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Repos are presented in the Consolidated Statement of Financial Condition on a net basis by counterparty, where permitted by generally accepted accounting principles.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation and amortization. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally three to ten years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. Premises and equipment includes internally developed software ready for its intended use, depreciated over the remaining use life of the software.

At November 30, 2014, furniture, fixtures and equipment including amounts under capital leases, amounted to $300.2 million and leasehold improvements amounted to $111.7 million. The related accumulated depreciation and amortization was $199.6 million at November 30, 2014.

Goodwill — Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing on August 1 or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. If it is concluded otherwise, the Company is required to perform the two-step impairment test. The goodwill impairment test is performed by comparing the estimated fair value of the Company with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not impaired. If the estimated fair value is less than carrying value, further analysis is necessary to determine the amount of impairment, if any, by comparing the implied fair value of the reporting unit's goodwill to the carrying value of the reporting unit's goodwill.

The fair value of the Company is based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The methodologies the Company utilizes in estimating the fair value include market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable exchange traded companies and

multiples of merger and acquisitions of similar businesses. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods. Refer to Note 10, Goodwill and Other Intangible Assets, for further information on the Company's assessment of goodwill.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to our future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If it is concluded otherwise, the Company is required to perform a quantitative impairment test.

Intangible assets are included in Other assets on the Consolidated Statement of Financial Condition. The Company's annual indefinite-lived intangible asset impairment testing date is August 1. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset, if any. Subsequent reversal of impairment losses is not permitted.

Refer to Note 10, Goodwill and Other Intangible assets, for further information.

Income Taxes — The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes. The Company's results of operations are included in the consolidated Federal and applicable state income tax returns filed by the Company's Ultimate Parent. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Pursuant to a tax sharing agreement entered into between the Company and the Parent, payments are made to the Parent to settle current and deferred tax assets and liabilities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation

allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions using a two-step process: (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Legal Reserves —In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. At November 30, 2014, the Company has reserved approximately $1.9 million for remaining payments under a non-prosecution agreement with the United States Attorney for the District of Connecticut and a settlement agreement with the SEC, both with respect to an investigation of certain purchases and sales of mortgage-backed securities. The Company believes that any other matters for which it has determined a loss to be probable and reasonably estimable are not material to the Consolidated Statement of Financial Condition.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Company's Consolidated Statement of Financial Condition. In addition, management believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the Consolidated Statement of Financial Condition is not material.

Share-Based Compensation — Certain employees participate in the Incentive Compensation Plan (the “Incentive Plan”) sponsored by Leucadia. The Incentive Plan allows for awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units (“RSUs”), divided equivalents or other share-based awards. For grants of RSUs, employees are granted restricted shares of common stock subject to forfeiture. RSUs give a participant the right to receive fully vested shares at the end of a specified deferral period, allowing a participant to hold an interest tied to common stock on a tax deferred

basis. Prior to settlement, RSUs carry no voting or dividend rights associated with the stock ownership, but dividend equivalents are accrued to the extent there are dividends declared on the Ultimate Parent's common stock.

Restricted stock and RSUs are granted to new employees as "sign-on" awards, to existing employees as "retention" awards and to certain senior executives. Sign-on and retention awards are generally subject to annual ratable vesting upon a four year service requirement and are amortized as compensation expense on a straight line basis over the related four years. Restricted stock and RSUs are granted to certain senior executives with both performance and service conditions. The awards granted to senior executives are amortized over the service period as it has been determined it is probable that the performance condition will be achieved.

Other Compensation Plans — Employees participate in other compensation plans including an Employee Stock Purchase Plan ("ESPP"), which is considered non-compensatory effective January 1, 2007. All regular full time employees and employees who work part time over 20 hours per week are eligible to participate in the ESPP. Annual employee contributions are limited to $21,250, are voluntary, are made via payroll deduction and are used to purchase the Ultimate Parent's common stock at 95% of the closing price of the Ultimate Parent's common stock on the last day of the applicable session (monthly).

The Parent has a profit sharing plan covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

There is also a Deferred Compensation Plan. Eligible employees are able to defer compensation on a pre-tax basis by investing in the Ultimate Parent's common stock at a discount or, by allocating among any combination of the investment funds available under the Deferred Compensation Plan.

In addition, the Company provides compensation to new and existing employees in the form of loans and/or other cash awards which are subject to ratable vesting terms with service requirements ranging from one to eight years, with an approximate average term of three years. The awards are amortized to compensation expense over the relevant service period.

Securitization Activities — The Company engages in securitization activities related to mortgage-backed and other asset-backed securities. Transfers of financial assets to securitization vehicles are accounted for as sales when the Company has relinquished control over the transferred assets. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer allocated between assets sold and the retained interests, if any, based upon their respective fair values at the date of sale. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests in the securitized assets are included within Financial instruments owned in the Consolidated Statement of Financial Condition at fair value.

When a transfer of assets does not meet the criteria of a sale, the transfer is accounted for as a secured borrowing. The Company continues to recognize the assets of a secured borrowing in

Financial instruments owned and recognizes associated financing in Other secured financings on the Consolidated Statement of Financial Condition.

Recent Accounting Developments

New Accounting Standards to be Adopted in Future Periods

Repurchase Agreements. In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The accounting guidance changes the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The guidance also requires new disclosures about transfers that are accounted for as sales in transactions that are economically similar to repurchase agreements and increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The guidance is effective prospectively in the second quarter of fiscal 2015. The Company does not expect this guidance to significantly affect its financial condition and will provide the additional disclosures in its Consolidated Statement of Financial Condition.

Discontinued Operations. In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The guidance changes the criteria for disposals to qualify as discontinued operations and requires new disclosures about disposals of both discontinued operations and certain other disposals that do not meet the new definition. The guidance is effective beginning in the first quarter of 2015. The Company does not expect the guidance to have a significant impact on its consolidated financial position upon adoption.

Income Taxes. In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The guidance requires an entity to net their unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements against a deferred tax asset for a net operating loss carryforward, a similar tax loss or tax credit carryforward, unless such tax loss or credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes resulting from the disallowance of a tax position. In the event that the tax position is disallowed or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit shall be presented in the financial statements as a liability and shall not be combined with deferred tax assets. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2013, and is to be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company does not expect that the adoption of this update will have a material effect on its Consolidated Statement of Financial Condition.

Adopted Accounting Standards

Balance Sheet Offsetting Disclosures. In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities and in January 2013 the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The updates require new disclosures regarding balance sheet offsetting and related arrangements. For derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions, the updates require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The Company adopted the guidance effective December 1, 2013, presenting the additional disclosures in the notes to the Consolidated Statement of Financial Condition. This guidance did not amend the existing guidance on when it is appropriate to offset; as a result, the adoption of this guidance did not affect the Company's financial condition.

3. CASH AND CASH EQUIVALENTS

Financial assets classified as cash and cash equivalents that are deemed by the Company's management to be generally readily convertible into cash at November 30, 2014 are as follows (in thousands):

Cash in banks	$	69,281
Certificates of deposit		75,000
Money market investments		1,774,995
Total cash and cash equivalents	$	1,919,276
Cash and securities segregated (1)	$	2,865,279

(1) Consists of deposits at exchanges and clearing organizations, as well as deposits in accordance with Rule 15c3-3 of the Act and CFTC Rule 1.20 in accordance with Section 4d(2) of the Commodity Exchange Act, which subject the Company as a broker-dealer and FCM carrying client accounts to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Included within this balance are U.S. government securities with a fair value of $453.7 million and CFTC approved money market funds with a fair value of $545.0 million.

4. FAIR VALUE DISCLOSURES

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis at November 30, 2014, by level within the fair value hierarchy (in thousands):

	Level 1 (1)	Level 2 (1)	Level 3	Counterparty and Cash Collateral Netting (2)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 1,904,356	$ 212,642	$ 19,363	$ -	$ 2,136,361
Corporate debt securities	-	2,475,580	55,024	-	2,530,604
Collateralized debt obligations	-	246,157	64,635	-	310,792
U.S. government and federal agency securities	2,514,750	81,273	-	-	2,596,023
Municipal securities	-	590,849	-	-	590,849
Sovereign obligations	52	99,479	-	-	99,531
Residential mortgage-backed securities	-	2,590,939	79,356	-	2,670,295
Commercial mortgage-backed securities	-	886,314	11,419	-	897,733
Other asset-backed securities	-	136,852	440	-	137,292
Loans and other receivables	-	-	1,380	-	1,380
Derivatives	2,856	1,166,321	-	(1,028,250)	140,927
Investments at fair value	-	3,949	43,795	-	47,744
Total financial instruments owned	$ 4,422,014	$8,490,355	$ 275,412	$ (1,028,250)	$12,159,531
Cash and cash equivalents	$ 1,919,276	$ -	$ -	$ -	$ 1,919,276
Investments in managed funds	$ -	$ 4,146	$ 142	$ -	$ 4,288
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations (4)	2,865,279	-	-	-	2,865,279
Securities received as collateral					$ -
Total Level 3 asssets for which the firm bears economic exposure			$ 275,554		
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 1,559,445	$ 74,659	$ 38	$ -	$ 1,634,142
Corporate debt securities	-	1,453,857	86	-	1,453,943
Collateralized debt obligations	-	4,557	-	-	4,557
U.S. government and federal agency securities	3,723,396	1,002	-	-	3,724,398
Sovereign obligations	-	105,975	-	-	105,975
Derivatives	1,627	1,064,609	-	(1,027,577)	38,659
Total financial instruments sold, not yet purchased	$ 5,284,468	$2,704,659	$ 124	$ (1,027,577)	$ 6,961,674

(1) At December 1, 2013, equity options presented within Financial instruments owned and Financial instruments sold, not yet purchased of $6.1 million and $6.6 million, respectively, were transferred from Level 1 to Level 2 as adjustments were incorporated into the valuation approach for such contracts to estimate the point within the bid-ask range that meets the best estimate of fair value.

(2) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

(3) Consists of assets which are financed by nonrecourse secured financing

(4) Cash and securities segregated and on deposit for regulatory purposes include U.S. government securities with fair value of $453.7 million and CFTC approved money market funds with a fair value of $545.0 million.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

- Exchange Traded Equity Securities: Exchange-traded equity securities are measured based on quoted closing exchange prices, which are generally obtained from external pricing services, and are categorized within Level 1 in the fair value hierarchy, otherwise they are categorized within Level 2 or Level 3 of the fair value hierarchy.
- Non-exchange Traded Equity Securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing data from external pricing services and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/ Earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).
- Equity Warrants: Non-exchange traded equity warrants are generally categorized within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model. Key inputs in the valuation include the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Corporate Bonds: Corporate bonds are measured primarily using pricing data from external pricing services and broker quotations, where available, prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for comparable issuers and recovery rate assumptions. Corporate bonds measured using alternative valuation techniques are classified within Level 3 of the fair value hierarchy and comprise a limited portion of our corporate bonds.
- High Yield Corporate and Convertible Bonds: High yield corporate and convertible bonds are measured primarily using broker quotations and pricing data from external pricing services, where available, and prices observed for recently executed market transactions of comparable

size. Where pricing data is less observable, valuations are categorized within Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations

Collateralized debt obligations are measured based on prices observed for recently executed market transactions or based on valuations received from third party brokers or data providers and are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability and significance of the pricing inputs.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.
- U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices obtained from external pricing services. Non-callable U.S. agency securities are generally categorized within Level 1 and callable U.S. agency securities are categorized within Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external pricing services and are generally categorized within Level 2 of the fair value hierarchy.

Sovereign Obligations

Foreign sovereign government obligations are measured based on quoted market prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size. To the extent external price quotations are not available or recent transactions have not been observed, valuation techniques incorporating interest rate yield curves and country spreads for bonds of similar issuers, seniority and maturity are used to determine fair value of sovereign bonds or obligations. Foreign sovereign government obligations are classified in Level 1, 2 or Level 3 of the fair value hierarchy, primarily based on the country of issuance.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities: Agency residential mortgage-backed securities include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and interest-only and principal-only securities and are generally measured using market price quotations from external pricing services and categorized within Level 2 of the fair value hierarchy.
- Agency Residential Interest-Only and Inverse Interest-Only Securities ("Agency Inverse IOs"): The fair value of agency inverse IOs is estimated using expected future cash flow techniques

that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral. The Company uses prices observed for recently executed transactions to develop market-clearing spread and yield curve assumptions. Valuation inputs with regard to the underlying collateral incorporate weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer, and weighted average loan age. Agency inverse IOs are categorized within Level 2 of the fair value hierarchy. The Company also uses vendor data in developing assumptions, as appropriate.

- Non-Agency Residential Mortgage-Backed Securities: Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability and significance of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities: Government National Mortgage Association ("GNMA") project loan bonds are measured based on inputs corroborated from and benchmarked to observed prices of recent securitization transactions of similar securities with adjustments incorporating and evaluation for various factors, including prepayment speeds, default rates and cash flow structures as well as the likelihood of pricing levels in the current market environment. Federal National Mortgage Association ("FNMA") Delegated Underwriting and Servicing ("DUS") mortgage-backed securities are generally measured using prices observed for recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. GNMA project loan bonds and FNMA DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.
- Non-Agency Commercial Mortgage-Backed Securities: Non-agency commercial mortgage-backed securities are measured using pricing data obtained from external pricing services and prices observed for recently executed market transactions and are categorized within Level 2 and, if significant inputs are unobservable, Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities include but are not limited to, securities backed by auto loans, credit card receivables and student loans and are categorized within Level 2 or Level 3 of the fair value hierarchy. Valuations are determined using pricing data obtained from external pricing services and prices observed for recently executed market transactions.

Loans and Other Receivables

- Escrow and Trade Claim Receivables: Escrow and trade claim receivables are categorized within Level 3 of the fair value hierarchy where fair value is estimated based on reference to market prices and implied yields of debt securities of the same or similar issuers.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts that are actively traded are measured based on quoted exchange prices which are generally obtained from external pricing services and are categorized within Level 1 of the fair value hierarchy. Listed derivatives for which there is limited trading activity are measured based on the closing price of the underlying equity security and are categorized within Level 2 of the fair value hierarchy.
- OTC Derivative Contracts: Over-the-Counter ("OTC") derivative contracts are generally valued using models whose inputs reflect assumptions that the Company believes market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many OTC derivative contracts, the inputs to the valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability and significance of the inputs to the valuation models. Where significant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

  OTC options include OTC equity options measured using a Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to value the Company's foreign exchange forwards with observable inputs including foreign currency spot rates and forward curves.

Investments at Fair Value and Investments in Managed Funds

Investments at fair value and Investments in managed funds include investments in hedge funds, fund of funds, private equity funds, convertible bond funds and commodity funds, which are measured at fair value based on the net asset value of the funds provided by the fund managers and categorized within Level 2 or Level 3 of the fair value hierarchy. Investments at fair value also include direct equity investments in private companies, which are measured at fair value using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 2 or Level 3 of the fair value hierarchy.

The following table provides further information about the Company's investments in entities that have the characteristics of an investment company at November 30, 2014 (in thousands):

	Fair Value (1)	Unfunded Commitments
Equity Hedge Funds (2)	$ 9,941	$ -
High Yield Hedge Fund(3)	119	-
Fund of Funds(4)	15	-
Equity Funds(5)	4,228	552
Total(6)	$ 14,303	$ 552

(1) Where fair value is calculated based on net asset value, fair value has been derived from each of the funds' capital statements.
(2) This category includes investments in hedge funds that invest long and short, in equity securities in domestic and international markets. These investments are redeemable with 30-90 days prior notice.
(3) Includes investment in a hedge fund that invests in domestic and international public high yield debt, private high yield investments, senior bank loans, public leveraged equities, distressed debt and private equity investments. The fund is in liquidation and the Company is unable to estimate when the underlying assets will be fully liquidated.
(4) Investments in fund of funds that invest in various publicly traded companies. The Company has requested redemption for the investments; however, it is unable to estimate when the remaining funds will be received.
(5) Includes investments in equity funds that invest in the equity of various U.S. and foreign private companies in the energy, technology, internet service and telecommunication service industries including acquired or restructured companies. Investments representing 93 % of the fair value of investments in this category cannot be redeemed, instead distributions are received through the liquidation of the underlying assets of the funds which are expected to liquidate in one to six years. Investments representing 7 % of the fair value of investments in this category are in liquidation and the Company is unable to estimate when the underlying assets will be fully liquidated. At November 30, 2014, this category includes investments in equity funds managed by an affiliate with a fair value of $142,000 and an unfunded commitment of $75,000.
(6) Investments at fair value on the Consolidated Statement of Financial Condition at November 30, 2014 include $37.7 million of direct investments which are not investment companies and therefore not included within this table. The Company has unfunded commitments to such investments of $-0- million in aggregate at November 30, 2014.

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements at November 30, 2014

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for the Company's financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument; i.e., the input used for valuing one financial instrument within a particular class of financial instrument may not be appropriate for valuing other financial instruments within that given class. Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments.

For certain categories, we have provided a weighted average of the inputs allocated based on the fair values of the financial instruments comprising the category. We do not believe that the range or

weighted average of the inputs is indicative of the reasonableness of uncertainty of our Level 3 fair values. The range and weighted average are driven by the individual financial instruments within each category and their relative distribution in the population. The disclosed inputs when compared with the inputs as disclosed in other quarters should not be expected to necessarily be indicative of changes in our estimates of unobservable inputs for a particular financial instrument as the population of financial instruments comprising the category will vary from period to period based on purchases and sales of financial instruments during the period as well as transfers into and out of Level 3 each period.

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range	Weighted Average
Corporate equity securities	$ 18,213				
Non-exchange traded securities		Market approach	"EBITDA" [(a)] multiple	3.4-4.7	3.6
Corporate debt securities	$ 21,872				
Corporate bonds		Convertible bond model	Discount rate/yield	31.9%	
Collateralized debt obligations	$ 25,160				
		Discounted cash flows	Constant prepayment rate	0% - 20%	15.0%
			Constant default rate	2%	
			Loss severity	25% - 70%	33.1%
			Yield	5.5% - 50.7%	18.0%
Residential mortgage-backed securities	$ 79,356				
		Discounted cash flows	Constant prepayment rate	3% - 50%	13.7%
			Constant default rate	1% - 100%	13.8%
			Loss severity	20% - 80%	49.7%
			Yield	3.5% - 13%	6.8%
Commercial mortgage-backed securities	$ 11,419				
		Discounted cash flows	Yield	10% - 12%	11.9%
			Cumulative loss rate	3.7% - 7.6%	5.1%
Investments at fair value	$ 5,332				
Private equity securities		Market approach	Transaction level	$50.4	

(a) Earnings before interest, taxes, depreciation and amortization ("EBITA").

The fair values of certain Level 3 assets and liabilities that were determined based on third-party pricing information, unadjusted past transaction prices, reported net asset value or a percentage of the reported enterprise fair value are excluded from the above table. At November 30, 2014, the asset and liability exclusions amounted to $114.1 million and $0.1 million, respectively, primarily comprised certain investments in private equity funds, corporate equities, loans and other receivables and other asset-backed securities.

Sensitivity of Fair Values to Changes in Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Non-exchange traded equity securities using a market approach valuation technique. A significant increase (decrease) in the EBITDA would result in a significant higher (lower) fair value measurement.
- Corporate debt securities and loans and other receivables using scenario analysis. A significant increase (decrease) in the possible recovery rates of the cash flow outcomes underlying the investment would result in a significantly higher (lower) fair value measurement for the financial instrument.
- Residential and commercial mortgage-backed securities, and collateralized debt obligations using a discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate, loss severities or cumulative loss rate and discount rate would result in a significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure of the security. A significant increase (decrease) in the yield would result in a significant lower (higher) fair value measurement.

Fair Value Option Election

The Company has elected the fair value option for all loans and loan commitments made by the Company's capital markets businesses and securitization activities. Loans and loan commitments are managed on a fair value basis and are included in Financial instruments owned and Financial instruments sold, not yet purchased on the Consolidated Statement of Financial Condition. At November 30, 2014, the net fair value of loan commitments was $6.7 million.

Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers, dealers and clearing organizations and Payables – Customers, are not accounted for at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk — The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis and underwriting. Each of these financial instruments and activities contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition.

Derivative Financial Instruments — The Company's derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased net of cash paid or received under credit support agreements and on a net counterparty basis when a legally enforceable right to offset exists under a master netting agreement. Acting in a trading capacity, the Company may enter into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities. (See Note 4, Fair Value Disclosures and Note 16, Commitments and Guarantees for additional disclosures about derivative financial instruments.)

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its firm wide risk management policies.

In connection with its derivative activities, the Company may enter into International Swaps and Derivative Association, Inc. ("ISDA") master netting agreements or similar agreements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party. In addition, the Company enters into customized bilateral trading agreements and other customer agreements that provide for the netting of receivables and payables with a given counterparty as a single net obligation.

Under ISDA master netting agreements, the Company typically also executes credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex. In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not

offset. Master netting agreements are a critical component of the Company's risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open derivative contracts.

The following table presents the fair value and related number of derivative contracts at November 30, 2014 categorized by type of derivative contract and the platform on which these derivatives are transacted. The fair value of assets/liabilities represents the Company's receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged. (See Note 6, Collateralized Transactions, for information related to offsetting of certain secured financing transactions.) The following tables also provide information regarding 1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Consolidated Statement of Financial Condition as appropriate under GAAP and 2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position (in thousands, except contract amounts).

	November 30, 2014 (1)			
	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Interest rate contracts				
Exchange-traded	$ 2,443	54,318	$ 1,400	67,704
Cleared OTC	35,869	729	62,923	734
Bilateral OTC	127,073	1,601	14,321	430
Foreign exchange contracts				
Bilateral OTC	1,608	2,011	168	55
Equity contracts				
Exchange-traded	1,002,184	2,239,841	987,407	2,026,047
Commodity contracts				
Bilateral OTC	-	-	17	7
Total gross derivative assets/ liabilities:				
Exchange-traded	1,004,627		988,807	
Cleared OTC	35,869		62,923	
Bilateral OTC	128,681		14,506	
Amounts offset in the Consolidated Statements of Financial Condition (2):				
Exchange-traded	(987,817)		(987,817)	
Cleared OTC	(39,735)		(39,735)	
Bilateral OTC	(698)		(25)	
Net amounts per Consolidated Statements of Financial Condition (3)	$ 140,927		$ 38,659	

(1) Exchange traded derivatives include derivatives executed on an organized exchange. Cleared OTC derivatives include derivatives executed bilaterally and subsequently novated to and cleared through central clearing counterparties. Bilateral OTC derivatives include derivatives executed and settled bilaterally without the use of an organized exchange or central clearing counterparty.
(2) Amounts netted include both netting by counterparty and for cash collateral paid or received.
(3) The Company has not received or pledged additional collateral under master netting agreements and/or other credit support agreements that is eligible to be offset beyond what has been offset in the Consolidated Statement of Financial Condition.

OTC Derivatives. The table below sets forth by remaining contract maturity the fair value of OTC derivative assets and liabilities at November 30, 2014 (in thousands):

	OTC Derivative Assets (1) (2) (3)			
	0-12 months	1-5 years	Greater than 5 years	Total
Foreign exchange forwards and swaps	$ 1,583	$ —	$ —	$ 1,583
Interest rate forwards	72,933	50,274	—	123,207
Total	$ 74,516	$ 50,274	$ —	$ 124,790

(1) At November 30, 2014, the Company held exchange-traded derivative assets with a fair value of $16.8 million, which are not included in the table above.
(2) OTC derivative assets in the table above are gross of collateral received. OTC derivative assets are recorded net of collateral received on the Consolidated Statement of Financial Condition. At November 30, 2014, cash collateral received was $0.7 million.
(3) Derivative fair values include counterparty netting within product category.

	OTC Derivative Liabilities (1) (2)			
	0-12 months	1-5 years	Greater than 5 years	Total
Foreign exchange forwards and swaps	$ 159	$ —	$ —	$ 159
Interest rate forwards	37,242	268	—	37,510
Total	$ 37,401	$ 268	$ —	$ 37,669

(1) At November 30, 2014, the Company held exchange-traded derivative liabilities with a fair value of $1.0 million, which are not included in the table above.
(2) Derivative fair values include counterparty netting within product category.

At November 30, 2014, the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets was as follows (in thousands):

Counterparty Credit Quality [1]:		
A- or higher	$	12,061
BBB- to BBB+		11,096
BB+ or lower		34,490
Unrated		67,143
Total	$	124,790

(1) The Company utilizes internal credit ratings determined by its Risk Management department. Credit ratings determined by Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Risk — In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. Transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk — As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

6. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of its dealer operations. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company monitors the fair value of the securities loaned and borrowed on a daily basis as compared with the related payable or receivable, and requests additional collateral or the return of excess collateral, as appropriate. The Company pledges financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. The

agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledged by the counterparty are included within Financial instruments owned and noted parenthetically as Securities pledged on the Consolidated Statement of Financial Condition.

The Company receives securities as collateral under resale agreements, securities borrowing transactions and customer margin loans. In many instances, the Company is permitted by contract or custom to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into security lending transactions, satisfy margin requirements on derivative transactions or cover short positions. At November 30, 2014, the approximate fair value of securities received as collateral by the Company that may be sold or repledged by the Company was approximately $24,150.8 million. At November 30, 2014, a substantial portion of the securities received had been sold or repledged.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral rather than cash. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities on the Consolidated Statement of Financial Condition. The securities pledged as collateral under these transactions are included within Financial instruments owned and noted as Securities pledged on the Consolidated Statement of Financial Condition. In instances where the Company receives securities as collateral in connection with securities-for-securities transactions in which the Company is deemed the lender of securities and is permitted to sell or repledge the securities received as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Consolidated Statement of Financial Condition.

Offsetting of Securities Financing Agreements

To manage the Company's exposure to credit risk associated with securities financing transactions, it may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party. In addition, the Company enters into customized bilateral trading agreements and other customer agreements that provide for the netting of receivables and payables with a given counterparty as a single net obligation.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the

net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. Master netting agreements are a critical component of the Company's risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open repurchase and/or securities lending transactions.

The following table provides information regarding repurchase agreements and securities borrowing and lending arrangements that are recognized in the Consolidated Statement of Financial Condition and 1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Consolidated Statement of Financial Condition as appropriate under U.S. GAAP and 2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position. See Note 5, Derivative Financial Instruments, for information related to offsetting of derivatives.

	November 30, 2014					
(in thousands)	Gross Amounts	Netting in Consolidated Statement of Financial Condition	Net Amounts in Consolidated Statement of Financial Condition	Additional Amounts Available for Setoff[(1)]	Available Collateral[(2)]	Net Amount[(3)]
Assets						
Securities borrowing arrangements	$ 6,733,759	$ -	$ 6,733,759	$ (694,668)	$ (1,182,694)	$ 4,856,397
Reverse repurchase agreements	$ 12,718,138	$ (8,701,804)	$ 4,016,334	$ (187,420)	$ (3,824,947)	$ 3,967
Liabilities						
Securities lending arrangements	$ 2,540,283	$ -	$ 2,540,283	$ (694,668)	$ (1,811,181)	$ 34,434
Repurchase agreements	$ 17,049,291	$ (8,701,804)	$ 8,347,487	$ (187,420)	$ (6,945,726)	$ 1,214,341

(1) Under master netting agreements with its counterparties, the Company has the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by counterparty in the event of a counterparty's default, but which are not netted in the balance sheet because other netting provisions of U.S. GAAP are not met.

(2) Includes securities received or paid under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements.

(3) Amounts include $4,813.8 million of securities borrowing arrangements, for which the Company has received securities collateral of $4,662.1 million, and $1,201.9 million of repurchase agreements, for which the Company has pledged securities collateral of $1,238.4 million, which are subject to master netting agreements but the Company has not yet determined the agreements to be legally enforceable

7. SECURITIZATION ACTIVITIES

The Company engages in securitization activities related to corporate loans, commercial mortgage loans and mortgage-backed and other asset-backed securities. In its securitization activities, the Company transfers these assets to special purpose entities ("SPEs") and acts as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of the securitization transactions are securitization of assets issued or guaranteed by U.S. government agencies. These SPE's generally meet the criteria of variable interest entities; however, the Company generally does not consolidate the SPEs as it is not considered the primary beneficiary for these SPEs. See Note 8, Variable Interest Entities for further discussion on variable interest entities and the determination of the primary beneficiary.

The Company accounts for its securitization transactions as sales provided it has relinquished control over the transferred assets. Transferred assets are carried at fair value prior to identification and isolation for securitization. The Company generally receives cash proceeds in connection with the transfer of assets to an SPE. The Company may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities in the form of mortgage- and other-asset backed securities), which are included within Financial instruments owned and are generally initially categorized as Level 2 within the fair value hierarchy. The Company applies fair value accounting to the securities.

The following table presents activity related to the Company's securitizations that were accounted for as sales in which it had continuing involvement (in millions):

	Year Ended November 30, 2014
Transferred assets	$ 5,975.2
Proceeds on new securitizations	5,984.8
Cash flows received on retained interests	45.4

Assets received as proceeds in the form of mortgage- and other-asset backed securities issued by the SPE have been initially categorized as Level 2 within the fair value hierarchy. For further information on fair value measurements and the fair value hierarchy, refer to Note 2, Significant Accounting Policies, and Note 4, Fair Value Disclosures.

The Company has not provided financial or other support to these securitization vehicles during the year ended November 30, 2014. Further, the Company has no explicit or implicit arrangements to provide additional financial support to these securitization vehicles and has no liabilities related to these securitization vehicles at November 30, 2014. Although not obligated, in connection with secondary market-making the Company may make a market in the securities issued by these SPEs. In these market-making transactions, the Company buys the securities from and sells these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in these SPEs, although the securities are included in Financial instruments owned on the Company's Consolidated Statement of Financial Condition. To the extent the Company purchased securities through these market-making activities and the Company is not deemed to be the primary beneficiary of the variable interest entity, these securities are included in agency and non-agency mortgage- and asset-backed securitizations in the nonconsolidated variable interest entities section presented in Note 8, Variable Interest Entities.

The Company's retained interests in SPEs where it, acting as transferor, has transferred assets, and has continuing involvement and for which it received sale accounting treatment was (in millions):

	As of November 30, 2014	
Securitization Type	Total Assets	Assets Retained
U.S. Government agency residential mortgage-backed securities	$ 19,196.9	$ 226.9
U.S. Government agency commercial mortgage-backed securities	5,848.5	204.7

The Company does not have any derivative contracts executed in connection with these securitization activities. Total assets represent the unpaid principal amount of assets in the SPEs in which the Company has continuing involvement and are presented solely to provide information regarding the size of the transaction and the size of the underlying assets supporting the Company's retained interests, and are not considered representative of the risk of potential loss. Assets retained in connection with a securitization transaction represent the fair value of the securities of one or more tranches issued by an SPE, including senior and subordinated tranches. The Company's risk of loss is limited to this fair value amount which is included within total Financial instruments owned on the Company's Consolidated Statement of Financial Condition.

8. VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company's involvement with VIEs arises primarily from:

- Purchases of securities in connection with the Company's trading and secondary market making activities,
- Retained interests held as a result of securitization activities, including the resecuritization of mortgage- and other asset-backed securities and the securitization of commercial mortgage and corporate loans,
- Acting as placement agent and/or underwriter in connection with client-sponsored securitizations, and
- Financing of agency and non-agency mortgage-backed securities.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and the Company reassesses whether it is the primary beneficiary of a VIE on an ongoing basis. The Company's determination of whether it is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment. The Company's considerations in determining the VIE's most significant activities and whether it has power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where the Company has determined that the power over the VIE's most significant activities is shared, the Company assesses whether it is the party with the power over the majority of the significant activities. If the Company is the party with the power over the majority of the significant activities, it meets the "power" criteria of the primary beneficiary. If the Company does not have the power over a majority of the significant activities or it determines that decisions require consent of each sharing party, the Company does not meet the "power" criteria of the primary beneficiary.

The Company assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interest is significant to the VIE requires significant judgment. In determining the significance of the Company's variable interest, it considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, its involvement in the VIE and its market-making activities related to the variable interests.

Consolidated VIEs

The Company is the primary beneficiary of a mortgage-backed financing vehicle to which the Company sells agency and non-agency residential and commercial mortgage-backed securities pursuant to the terms of a master repurchase agreement and is responsible for managing the assets within this vehicle. The Company's variable interest consists of its collateral margin maintenance obligations under the master repurchase agreement. The assets of the VIE consist of reverse repurchase agreements of $85.0 million, which are available for the benefit of the vehicle's note holders and have been eliminated in consolidation. Notes issued by the mortgage-backed financing vehicle of $85.0 million and accrued interest of $40,000 are included within Other secured financings and Accrued expenses and other liabilities on the Consolidated Statement of Financial Condition. The creditors of the VIE do not have recourse to the Company's general credit.

Nonconsolidated VIEs

The following table presents information about the Company's variable interests in nonconsolidated VIEs (in millions):

	November 30, 2014			
	Carrying Amount		Maximum	
	Assets	Liabilities	Exposure to loss	VIE Assets
Collateralized loan obligations	$ 131.2	$ -	$ 131.2	$ 6,562.3
Consumer loan financing vehicles	39.7	-	60.0	62.7
Total	$ 170.9	$ -	$ 191.2	$ 6,625.0

The Company's maximum exposure to loss may differ from the carrying value of the variable interests. The maximum exposure to loss is dependent on the nature of the Company's variable interests in the VIEs and is limited to the notional amounts of certain commitments. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that may be utilized to hedge the risks associated with the Company's variable interests and is not reduced by the amount of collateral held as part of a transaction with a VIE.

Collateralized Loan Obligations. Assets collateralizing the CLOs include bank loans, participation interests and sub-investment grade and senior secured U.S. loans. The Company underwrites securities issued in CLO transactions on behalf of unaffiliated sponsors and provides advisory services to the unaffiliated sponsors. Its variable interests in connection with collateralized loan obligations where it has been involved in providing underwriting and/or advisory services consist of trading positions in securities issued in a CLO transaction.

Consumer Loan Financing Vehicles. The Company owns securities issued by the vehicles of which the underlying assets collateralizing the vehicles are primarily comprised of unsecured consumer installment loans. The Company may provide structuring and advisory services and act as an underwriter or placement agent for securities issued by the vehicles. The Company does not control the activities of these entities.

Mortgage- and Other Asset-Backed Vehicles. In connection with the Company's secondary trading and market making activities, the Company buys and sells agency and nonagency mortgage-backed securities and other asset-backed securities, which are issued by third party securitization SPEs and are generally considered variable interests in VIEs. Securities issued by securitization SPEs are backed by residential mortgage loans, U.S. agency collateralized mortgage obligations, commercial mortgage loans, collateralized debt obligations and CLOs and other consumer loans, such as installment receivables, auto loans and student loans. These securities are accounted for at fair value and included in Financial instruments owned on the Company's Statement of Financial Condition. The Company has no other involvement with the related SPEs and therefore does not consolidate these entities.

The Company also engages in underwriting, placement and structuring activities for third-party-sponsored securitization trusts generally through agency (Fannie Mae, Freddie Mac and Ginnie Mae) or nonagency sponsored SPEs and may purchase loans or mortgage-backed securities from third parties that are subsequently transferred into the securitization trusts. The securitizations are backed by residential and commercial mortgage, home equity and auto loans. The Company does not consolidate agency sponsored securitizations as it does not have the power to direct the activities of the SPEs that most significantly impact their economic performance. Further, the Company is not the servicer of nonagency-sponsored securitizations and therefore does not have power to direct the most significant activities of the SPEs and accordingly, does not consolidate these entities. The Company may retain unsold senior and/or subordinated interests at the time of securitization in the form of securities issued by the SPEs.

The Company transfers existing securities, typically mortgage-backed securities, into resecuritization vehicles. These transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests occur in connection with both agency and nonagency sponsored VIEs. The Company's consolidation analysis is largely dependent on its role and interest in the resecuritization trusts. Most resecuritizations in which the Company is involved are in connection with investors seeking securities with specific risk and return characteristics. As such, the Company has concluded that the decision-making power is shared between the Company and the investor(s), considering the joint efforts involved in structuring the trust and selecting the underlying assets as well as the level of security interests the investor(s) hold in the SPE; therefore, the Company does not consolidate the resecuritization VIEs.

At November 30, 2014 the Company held $3,186.9 million of agency mortgage-backed securities and $698.1 million of nonagency mortgage- and other asset-backed securities as a result of its secondary trading and market making activities, underwriting, placement and structuring activities and resecuritization activities. The Company's maximum exposure to loss on these securities is limited to the carrying value of its investments in these securities. Mortgage- and other asset-backed securitization vehicles discussed within this section are not included in the above table containing information about the Company's variable interests in nonconsolidated VIEs.

9. RECEIVABLE FROM, AND PAYABLE TO, BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The following is a summary of the major categories of receivable from, and payable to, brokers, dealers and clearing organizations at November 30, 2014 (in thousands):

	Receivable	Payable
Trades in process of settlement, net	$ 17,309	$ 795,150
Futures margin from affiliates and brokers	156,097	627,966
Securities failed to deliver/receive	136,823	90,832
Clearing organizations	30	57,221
Other	2,341	263
Total	$ 312,600	$ 1,571,432

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill Impairment Testing

The balance of goodwill at November 30, 2014 is $1,361.3 million. There were no changes to goodwill during the year ended November 30, 2014. The Company's annual goodwill impairment testing at August 1, 2014 did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods.

Estimating the fair value of the Company requires management judgment. The estimated fair value of the Company was determined using a market valuation method that incorporate price-to-earnings and price-to-book multiples of comparable public companies. In addition, as the fair values determined under the market approach represent a noncontrolling interest, the Company applied a control premium to arrive at the estimated fair value on a controlling basis.

Intangible Assets

Intangible assets are included in Other assets in the Consolidated Statement of Financial Condition. The table below presents the gross carrying amount, impairment losses, accumulated amortization and net carrying amount of identifiable intangible assets and weighted average remaining lives at November 30, 2014 (in thousands):

	Gross cost	Impairment losses	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Customer relationships	$ 114,949	$ -	$ (22,369)	$ 92,580	13.9
Trade names	99,866	-	(4,993)	94,873	33.3
Exchange and clearing interests and registrations	7,372	(178)		7,194	N/A
	$ 222,187	$ (178)	$ (27,362)	$ 194,647	

The Company performed its annual impairment testing of indefinite-life intangible assets, which consists of exchange and clearing organization membership interests and registrations, at August 1, 2014. The Company elected to perform a quantitative assessment of membership interests and registrations that have available quoted sales prices, and a qualitative assessment of the remainder of our intangible assets. In applying our quantitative assessment, we recognized an impairment loss of $178,000 on certain exchange memberships based on a decline in fair value at August 1, 2014 as observed based on quoted sales prices. With regard to the Company's qualitative assessment of the remaining indefinite-life intangible assets, based on its assessment of market conditions, the utilization of the assets and the replacement costs associated with the assets, the Company has concluded that it was not more likely than not that the intangible assets were impaired

11. SHORT-TERM BORROWINGS

Short-term borrowings consist of bank loans that are payable on demand and generally bear interest at spreads over the federal funds rate. Bank loans at November 30, 2014, totaled $12.0 million, which is secured. At November 30, 2014 the interest rate on short-term borrowings outstanding is 0.63% per annum.

12. CREDIT FACILITY

On August 26, 2011, Jefferies Bache together with two affiliates entered into a committed senior secured revolving credit facility (the "Credit Facility") with a group of commercial banks in U.S. Dollars, Euros and Sterling, for an aggregate committed amount of $950.0 million with availability subject to one or more borrowing bases and of which $250.0 million can be borrowed by an affiliate without a borrowing base requirement. On June 26, 2014, the Credit Facility was amended and restated for three years and the committed amount was reduced to $750.0 million. On September 1, 2014, Jefferies Bache merged with and into the Company, which is the surviving entity, and therefore, a borrower under the Credit Facility. The Credit Facility is guaranteed by Jefferies Group LLC and contains certain financial covenants to be maintained by Jefferies Group LLC, including, but not limited to, restrictions on future indebtedness of certain subsidiaries, minimum tangible net worth and liquidity requirements and minimum capital requirements. Interest is based on, in the case of U.S. dollar borrowings, the Federal funds rate or the London Interbank Offered Rate or, in the case of Euro and Sterling borrowings, the Euro Interbank Offered Rate and the London Interbank

Offered Rate, respectively. The obligations of each borrower under the Credit Facility are secured by substantially all the assets of such borrower, but none of the borrowers is responsible for any obligations of any other borrower. At November 30, 2014, the Company did not have any borrowings under this facility and was in compliance with covenants under the Credit Facility.

13. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At November 30, 2014, the Company has outstanding borrowings of $2,150.0 million in aggregate, from the Parent under subordinated loan agreements. The subordinated loan agreements consist of the following (in millions):

		Outstanding Amount	Maturity
Cash subordinated loan agreement (1)..........	$	1,950.0	April 30, 2019
Revolving cash subordination agreement (2).		100.0	April 30, 2024
Cash subordination loan agreement (3).........		75.0	July 31, 2017
Cash subordination loan agreement (3).........		25.0	October 28, 2017
Total	$	2,150.0	

(1) This agreement has an initial 6 year term; bears interest at a rate of 7.5% per annum and will automatically extend for additional one year periods, unless specified actions are taken prior to the maturity date by the Company or Parent.
(2) The Company has entered into a ten year, $300.0 million revolving cash subordination agreement. At November 30, 2014, $100.0 million was borrowed under this agreement. Amounts borrowed under this agreement bear interest at a rate agreed at the time of the advance and are to be repaid in full by April 30, 2024.
(3) These agreements have an initial five year term and bear interest at 7.5% per annum effective January 1, 2014, as amended on December 23, 2013, from interest of 9% per annum.

Amounts borrowed by the Company under the subordinated loan agreements have been approved by FINRA and the CME and; therefore, qualify as capital in computing net capital under SEC Rule 15c3-1 (Net Capital) under the Act ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

14. DEFINED BENEFIT PLAN

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 61% equities, 38% fixed income and 1% cash at November 30, 2014. Effective December 31, 2005, benefits under the pension plan were frozen.

The Company participates in various benefit plans of the Parent covering substantially all employees, including an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC.

15. INCOME TAXES

The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes.

Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset and therefore, no valuation allowance is required at November 30, 2014. Pursuant to the tax sharing agreement between the Company and its Parent, the Company settles its deferred tax assets and liabilities with the Parent periodically. In the absence of such an agreement, the Company would have reported a net deferred tax asset of $186.5 million at November 30, 2014, which is primarily related to compensation.

The following table presents a reconciliation of gross unrecognized tax benefits for the year ended November 30, 2014 (in thousands):

Balance — November 30, 2013	$ 113,111
Increases for tax positions related to current period	4,831
Increases for tax positions related to prior period	2,957
Decreases for tax positions related to prior period	(1,684)
Decreases related to settlements with taxing authorities	(2,242)
Balance — November 30, 2014	$ 116,973

The Company's unrecognized tax benefits are recorded at the Company and settled with the Parent. The total amount of unrecognized benefits attributable to the Company that, if recognized, would affect the effective tax rate is $76.2 million (net of Federal benefit of state issues) at November 30, 2014.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Consolidated Statement of Financial Condition of the Company. It is reasonably possible that, within the next twelve months, various tax examinations will be concluded and statutes of limitation will expire which would have the effect of reducing the balance of unrecognized tax benefits by $5.5 million.

The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States..........	2006
California................	2006
Connecticut............	2006
New Jersey.............	2007
New York State.......	2001
New York City........	2003

16. COMMITMENTS AND GUARANTEES

Commitments

The following table summarizes the Company's commitments at November 30, 2014 (in millions):

	Expected Maturity Date					
	2015	2016	2017 and 2018	2019 and 2020	2021 and Later	Notional/ Maximum Payout
Equity commitments(1)	$ -	$ 0.2	$ 0.4	$ -	$ -	$ 0.6
Mortgage- and asset-backed related commitments	879.7	695.8	117.6	-	-	1,693.1
Forward starting reverse repos and repos	5,127.2	-	-	-	-	5,127.2
Total	$ 6,006.9	$ 696.0	$ 118.0	$ -	$ -	$ 6,820.9

(1) Equity commitments are presented by contractual maturity date. The amounts are however available on demand.

Equity Commitments — Includes the Company's commitments to invest an aggregate of $1.5 million in JCP Partners IV LLC, a private equity fund managed by a director and Chairman of the Executive Committee of the Parent. At November 30, 2014, the Company had funded approximately $1.4 million of this commitment leaving $0.1 million unfunded.

Additionally, the Company had commitments to invest up to $10.0 million in various other investments, of which $0.5 million remained unfunded at November 30, 2014.

Mortgage- and Asset-Backed Related Commitments — The Company enters into forward contracts to purchase mortgage- and asset-backed securities, as part of its securitization activities, which includes government agency mortgage-backed securities. The government agency mortgage-backed securities are insured or guaranteed by the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or the Government National Mortgage Association ("Ginnie Mae"). The fair value of mortgage- and asset-backed related commitments recorded on the Consolidated Statement of Financial Condition was $78.6 million at November 30, 2014.

Forward Starting Reverse Repos and Repos — The Company enters into commitments to buy securities with agreements to re-sell on a forward starting basis and commitments to sell securities with agreements to re-purchase on a forward starting basis that are primarily secured by U.S. government, agency securities.

Leases

The Company has obligations under non-cancelable operating leases principally for office space that expire on various dates through 2029. At November 30, 2014, future minimum aggregate annual lease payments under such leases (net of subleases) for fiscal years ended November 30, 2015 through 2019 and the aggregate amounts thereafter, are as follows (in thousands):

	Operating Leases
2015	$ 31,243
2016	43,118
2017	49,522
2018	50,113
2019	49,054
Thereafter	442,844

The total of minimum rentals to be received in the future under non-cancelable subleases at November 31, 2014 was $5.7 million.

During 2012, the Company entered into a master sale and leaseback agreement under which it sold and has leased back existing and additional new equipment supplied by the lessor. The lease agreement may be terminated on September 30, 2017 for a termination cost of the present value of the remaining lease payments plus a residual value. If not terminated early, the lease term is approximately five years from the start of the supply of new and additional equipment, which commenced on various dates in 2013 and continues into 2014. At November 30, 2014, minimum future lease payments are as follows (in thousands):

Fiscal Year	
2015	3,887
2016	3,887
2017	3,887
2018	1,583
2019	167
Net minimum lease payments	13,411
Less amount representing interest	927
Present value of net minimum lease payments	$ 12,484

Guarantees

Derivative Contracts — Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under U.S. GAAP. Such derivative contracts include written equity, interest rate and bond put options, and written currency contracts. On certain of these

contracts, such as written foreign currency options, the maximum payout cannot be quantified since the increase in foreign exchange rates are not contractually limited by the terms of the contract. As such, the Company has disclosed notional values as a measure of the maximum potential payout under these contracts.

At November 30, 2014, the maximum payout was approximately $26,696.3 million. It is however management's belief that notional amounts generally overstate expected payout and that fair value of these contracts is a more relevant measure of the Company's obligations. At November 30, 2014, the fair value of derivative contracts meeting the definition of a guarantee is a liability of approximately $189.7 million. The Company substantially mitigates its exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. The Company manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

The following table summarizes the notional amounts associated with the Company's derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2014 (in millions):

	Expected Maturity Date					
Guarantee Type	2015	2016	2017 and 2018	2019 and 2020	2021 and Later	Notional/ Maximum Payout
Derivative contracts - non-credit derivatives........	$ 26,461.9	$ 209.0	$ 25.4	$ -	$ -	$ 26,696.3

Other Guarantees — The Company is a member of numerous exchanges and clearinghouses. In the normal course of business the Company provides guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these guarantees at November 30, 2014.

17. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company obtains advances from the Parent, which are generally payable on demand. The Company provides various trading, securities lending, clearing, execution and administrative services to subsidiaries of the Parent and Leucadia Asset Management ("LAM") (a subsidiary of the Ultimate Parent).

Balances with related parties reflected in the Consolidated Statement of Financial Condition are set forth below (in thousands):

	November 30, 2014
Assets:	
Securities borrowed	$ 140,654
Securities purchased under agreements to resell	1,693,216
Derivatives with affiliates	6,750
Receivables from brokers, dealers and clearing organizations	3,803
Due from affiliates	3,599
Liabilities:	
Securities loaned	$ 221,029
Securities loanded under agreements to repurchase	69,905
Derivatives with affiliates	6,699
Payables to brokers, dealers and clearing organizations	598,508
Due to Parent	142,815
Due to affiliates	88,614

Trading, clearance and administrative activities — Management believes amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash. The Company has entered into expense sharing agreements with Jefferies Execution Services, Inc. ("JefEx"), Jefferies Funding LLC ("JFUN"), Jefferies Leverage Credit Products LLC ("JLCP") and Jefferies International Limited ("JIL") (wholly owned subsidiaries of the Parent), Jefferies Finance, LLC ("JFin") (a 50% joint venture of the Parent), Jefferies Bache Financial Services Inc. ("JBFSI") and Jefferies Derivative Products LLC ("JDP") (registered swap-dealers and wholly owned subsidiaries of the Parent), Jefferies Capital Partners, LLC ("JCP"), LAM, Jefferies LoanCore LLC ("LoanCore"). The agreements govern the services provided and reimbursements thereof. Additionally, the Company has entered into clearing and execution agreements with JefEx and JIL. JBFSI's commodities trading accounts are carried by the Company.

The Company also engages in debt capital markets transactions with JFin related to the originations of loans by JFin, acts as placement agent in connection with CLOs managed by JFIN and acts as underwriter in connection with senior notes issued by JFIN.

Debt securities of the Parent and Ultimate Parent —In connection with its sales and trading activities, from time to time the Company makes a market in long-term debt securities of the Parent and the Ultimate Parent (i.e., the Company buys and sells debt securities issued by its Parent and Ultimate Parent). At November 30, 2014, approximately $23.7 million and $3.3 million of debt securities issued by the Parent and $5.7 million and $0.2 million of the Ultimate Parent are included in Financial instruments owned and Financial instruments sold, not yet purchased, respectively, on the Consolidated Statement of Financial Condition.

Berkadia Commercial Mortgage, LLC — At November 30, 2014, the Company had commitments to purchase $344.8 million in agency commercial mortgage-backed securities from Berkadia Commercial Mortgage, LLC, which is partially owned by Leucadia.

National Beef Packaging Company, LLC ("National Beef") — The Company acts as an FCM for National Beef, which is partially owned by Leucadia. At November 30, 2014, the Company had a customer payable to National Beef of $4.1 million.

Officers, Directors and Employees — Receivables from and payables to customers includes balances arising from officers, directors and employees individual security transactions. These transactions are subject to the same regulations as all customer transactions and are provided on substantially the same terms.

18. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer in securities and accordingly, is subject to the net capital requirements of the SEC and FINRA. The Company is required to maintain minimum net capital, as defined under Rule 15c3-1, of not less than the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase transactions. Additionally FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if its net capital is less than 5% of such aggregate debit items. In addition, the Company is registered as a FCM following its merger with Jefferies Bache, LLC in September 2014 and is therefore subject to the CFTC's minimum financial requirements under Rule 1.17. Under the minimum financial requirements, an FCM must maintain adjusted net capital equal to or in excess of the greater of (A) $1,000,000 or (B) the FCM's risk-based capital requirements totaling (1) eight percent of the total risk margin requirement for positions carried by the FCM in customer accounts, plus (2) eight percent of the total risk margin requirement for positions carried by the FCM in noncustomer accounts. An FCM's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies which may have capital requirements that are greater than the CFTC's. The Company, as a dually registered broker-dealer and FCM, is required to maintain net capital in excess of the greater of the SEC or CFTC minimum financial requirements. At November 30, 2014, the Company had net capital, as defined under such rules, of $1,025.1 million which exceeded the minimum regulatory capital requirement by $913.5 million.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, capital distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

At November 30, 2014, the Company performed the computation of assets in the proprietary accounts of its brokers (commonly referred to as "PAB") in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (Customer Protection) under the Act.

******

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Report of Independent Accountants

To the Board of Directors of Jefferies LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Jefferies LLC for the year ended November 30, 2014, which were agreed to by Jefferies LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Jefferies LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended November 30, 2014. Management is responsible for Jefferies LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment of $2,000,311 per Wire FTJ1501280421266 dated 01/28/2015 and Payment of $2,448,027 per wire FTJ1406270620866 dated 06/27/2014, noting no differences.

2. Compared the Total Revenue amount reported on Page 5 of the audited Form X-17A-5 for the year ended November 30, 2014 to the Total revenue amount of $2,623,867,796 reported on page 2, item 2a of Form SIPC-7 for the year ended November 30, 2014. We note that Total Revenue per the audited financial statements was $2,697,067,000, which resulted in a difference of $(73,199,204) as compared to the Form SIPC-7. We note that revenue from Jefferies Bache LLC, which was merged into Jefferies LLC on September 1, 2014, from December 1, 2013 through August 31, 2014 was $74,888,300 as recorded in the trial balance.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the net loss from principal transactions in commodities trading accounts added as item 2b(3) on line 2, on the Form SIPC-7 of $31,975,248 to the Company's Commodities Revenue (Losses) Schedule provided by Kevin Galvin, Senior Vice President-Regulatory Reporting. We agreed the balances making up the underlying schedule to Jefferies LLC trial balance, noting no difference;

    b. Compared interest and dividend expense deducted in determining in item 2a added as item 2b(4) on line 2, on Form SIPC-7 of $75,923 to the FOCUS Income Statement

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provided by Kevin Galvin, Senior Vice President-Regulatory Reporting. We agreed the balances making up the underlying schedule to Jefferies LLC trial balance, noting no differences;

c. Compared the revenues from commodity transactions as item 2c(2) on line 2, on Form SIPC-7 of $4,202,311 to the FOCUS Income Statement provided by Kevin Galvin, Senior Vice President-Regulatory Reporting. We agreed the balances making up the underlying schedule to Jefferies LLC trial balance, noting no differences;

d. Compared the commissions, floor brokerage, and clearance expenses paid to other SIPC members in connection with securities transactions deducted as item 2c(3) on line 2, on Form SIPC-7 of $40,601,886 to the underlying schedule provided by Kevin Galvin, Senior Vice President-Regulatory Reporting. We agreed the balances making up the underlying schedule to Jefferies LLC trial balance, noting no differences;

e. Compared the net gain from securities in investment accounts deducted as item 2c(5) on line 2, on Form SIPC-7 of $30,865,877 to the FOCUS Income Statement provided by Kevin Galvin, Senior Vice President-Regulatory Reporting. We agreed the balances making up the underlying schedule to Jefferies LLC trial balance, noting no differences.

f. Compared the other revenue not related either directly or indirectly to the securities business deducted as item 2c(8) on line 2, on the Form SIPC-7 of $196,986,341 to the Jefferies Finance Revenue Sharing Schedule provided by Kevin Galvin, Senior Vice President-Regulatory Reporting, noting no difference;

g. Compared the total interest & dividend expense (FOCUS line 4075 deducted as item 2c(9) on line 2, on the Form SIPC-7 $587,927,349 to the FOCUS Income Statement provided by Kevin Galvin, Senior Vice President- Regulatory Reporting. We agreed the underlying balances of item (i), which was the sum of line 2b(4) from the Form SIPC-7 total interest expense per line 4075 of the FOCUS. We agreed the amount attributed to line 4075 to the FOCUS YTD Income Statement noting no differences. We also recalculated item (ii) noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $1,795,335,204 by subtracting line titled "Total Deductions" from the sum of page 2 line 2a "Total Revenue" and page 2 "Additions", noting no differences;

b. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $4,488,338 of the Form SIPC-7T by multiplying line 2d "SIPC Net Operating Revenues" by .0025, noting no differences;

c. Compared the amount in the line titled "General Assessment" on page 1, line 2A of $4,488,338 to page 2, line 2e "General Assessment @ .0025", noting no differences; and

d. Recalculated page 1, line F "Total assessment balance and interest due" of $2,000,311 by subtracting page 1, line 2B from page 1, line 2A, noting no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Jefferies LLC the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 28, 2015